January 11, 2006



Mr. Mark E. Jones, III
Chief Executive Officer
Brazauro Resources Corporation
1500 - 701 West Georgia Street
Vancouver,  BC,  Canada  V7Y 1C6


	Re:	Brazauro Resources Corporation
		Form 10-K for Fiscal Year Ended January 31, 20045
Filed May 2, 2005
      File No. 0-21968


Dear Mr. Jones:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2005

Financial Condition and Capital Resources, page 14

1. Please include a table of contractual obligations as required by
Item 303 of Regulation S-K or tell us why this item would not apply.
In this regard it is unclear whether you have operating leases and how you have considered your payment obligations under your option agreements associated with maintaining your rights to mining properties.

Item 9A Controls and Procedures, page 16

2. We note that the language in your controls and procedures disclosure does not appear in accordance with SEC Release No. 33-8238. For example, your evaluation of disclosure controls should occur as of the end of the period instead of within 90 days prior to the filing date. Please revise your disclosure to comply with this release.

3. You state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls after December 31, 2004. However, Item 308(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules
13a-15 or 15d-15 that occurred during the fiscal period that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." Please revise your disclosure accordingly.

Consolidated Balance Sheet, page 24

4. Please present separately your related party receivables on the face of your balance sheet. Refer to Rule 4-08(k) of Regulation S-X.

Consolidated Statement of cash flows, page 27

5. We note you have included proceeds from the sale of plant and equipment as a financing activity. Please cite the authoritative literature you relied on supporting this presentation under both
U.S.
and Canadian GAAP.

Note 16, Differences Between Canadian and United States Generally
Accepted Accounting Principles.

6. Please include a summary of recent accounting pronouncements that may have a material effect on your financial statements, if any.





Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.








		You may contact Jonathan Duersch at (202) 551-3719, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief


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Mr. Mark E. Jones, III
Brazauro Resources Corporation
January 11, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010